
May 2, 2024

Fahmi Karam
Chief Financial Officer
Upbound Group, Inc.
5501 Headquarters Drive
Plano, TX 75024

> **Re: Upbound Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38047**

Dear Fahmi Karam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services